UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpine Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Exchange Place
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James A. Cosman	801-320-1323	jcosman@alpine-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Cosman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpine Securities Corpoation, as of September 30, 2 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
James Cosman Digitally signed by James Cosman Date: 2025.11.26 17:55:50 -07'00'

Title:
Chief Financial Officer/Finance & Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alpine Securities Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended September 30, 2025

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of
Alpine Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alpine Securities Corporation's management. Our responsibility is to express an opinion on Alpine Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alpine Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
November 26, 2025

We have served as Alpine Securities Corporation's auditor from 2016 – 2018 and since 2022.

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2025

Assets		
Cash		$ 4,747,484
Cash segregated under federal and other regulations		2,530,121
Deposits with clearing organizations		9,017,500
Receivables from customers	2,940,386	
Less allowance for credit losses	(2,940,386)	-
DTCC common stock		117,815
Property and equipment, at cost	472,042	
Less accumulated depreciation	(472,042)	-
Other assets		42,285
Total Assets		$ 16,455,205
Liabilities and Stockholder's Equity		
Liabilities		
Payables to customers		$ 2,363,466
Accounts payable and accrued expenses		3,283,290
Accounts payable broker/dealers		3,603
Interest payable		28,483
Total Liabilities		5,678,842
Commitments & Contingencies (Note 12)		
Stockholder's Equity		
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock		88,925
Additional paid-in-capital		16,041,458
Accumulated Deficit		(5,354,020)
Total Stockholder's Equity		10,776,363
Total Liabilities and Stockholder's Equity		$ 16,455,205

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents, and charges transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Segregated Cash. Alpine Securities receives cash for the exclusive benefit of customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivables are stated at cost, net of allowance. The Company establishes an allowance for credit losses for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral. The Company allows for customer receivables at 100% due to the nature of any collateral and historical collections from customers.

Deposits with Clearing Organizations. Margin deposits and participant contributions are maintained within the clearing fund on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred, and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight-line method over their useful lives, or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight-line methods. Building improvements are primarily amortized over 39 years using the straight-line method.

Revenue Recognition. The Company recognizes revenue in accordance with ASC 606. This revenue recognition guidance requires that an entity recognized revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are recorded on trade date, which is the day each transaction is executed.

Trading Profit and Commissions: Commission revenue represents commissions, settlement fees, and execution fees that are generated by trading activity in microcap OTC transactions. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' sales. Accordingly, total commission revenues are reported on a gross basis. Securities commissions are sale-based commissions that are recognized on the trade date. Trading profit is made by the firm purchasing shares from the client and selling to the street with the trading profit being the margin between the point of purchase and sell.

Account Fees: Accounts fees represent fees earned for custodial, recordkeeping, and administrative functions performed for the securities clearing accounts of clients. These include statement delivery fees, account transfer fees, errors and omission insurance fees, platform fees, and other fees. Client account fees that are transactional based, such as account transfer fees, are recognized at a point in time when the related performance obligation is satisfied. Client account fees that are related to ongoing services, such as statement delivery fees and errors and omission insurance fees, are recognized over time. Client account fees that relate to ongoing services are typically billed to clients' accounts on a monthly or quarterly basis.

Transaction Fees: Transaction fee revenue represents account review fees, safekeeping fees, check fees, wire fees, ticket fees that are generated by setting up new accounts, holding stock with DTCC, transferring money by check or wire to customers. Accordingly, total transaction fee revenues are reported on a gross basis. Transaction fees are sale-based that are recognized on the trade date, or assessed at the time of account creation, ticket execution, or monthly as the securities are held by the DTCC.

Special Assessment Revenue: special assessments are recognized on a case-by-case basis in the month when they are assessed and in which a special assessment agreement has been executed.

Clearing Income: This revenue represents the transaction fees, transfer fees, and all other revenue types that are earned on the trading accounts.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2025, the Company's uninsured cash balances totaled $6,903,369.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Segment Reporting: Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual and interim basis. Upon adoption, the guidance was applied retrospectively to all prior periods presented in the financial statements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $2,520,121 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve on September 30, 2025, was $2,363,294. A withdrawal of $100,000 was made on October 1, 2025.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAIB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAIB reserve is calculated weekly using a formula as defined by the rule. The required PAIB reserve on September 30, 2025, was $0. No additional deposit was required.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had a deposit with its clearing organizations totaling $9,017,500 as of September 30, 2025.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

Valuation Hierarchy. FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2025.

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

Level 2 -Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2025.

Level 3 -Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2025.

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 6 – DTCC STOCK

The Company capitalizes its mandatory purchase of DTCC common shares. In February of 2025, DTCC required a purchase of 0.25627 shares of common stock for $15,204. The total number of DTCC shares held at cost on September 30, 2025, is 10.074.

The Company capitalizes its mandatory purchase of DTCC preferred shares. Total number of shares held at cost on September 30, 2025, is 25.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2025:

Furniture and equipment	$ 346,448
Computer hardware and software	125,594
	472,042
Less accumulated depreciation and amortization	(472,042)
	$ -

Depreciation expense for the fiscal year was $0, calculated on a straight-line basis of estimated useful life of Company assets. No impairment of fixed assets was considered necessary.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company terminated the clearing agreement in October 2023 and no longer clears transactions for Scottsdale Capital Advisors Corp. ("SCA"). If the Company can no longer serve the SCA clients transferred, the Company will have to pay SCA a $5 million contingency fee. Under the termination agreement the Company is required to pay SCA a portion of the commissions earned from transferred customers if there was sufficient net income and net capital. The balance payable to Scottsdale Capital for fees and commissions collected on their behalf was $0 as of September 30, 2025. The amount of revenue remitted to SCA during the year ended September 30, 2025 is $391,879.

In 2013, the Company relocated to a building owned by a related party. The Company terminated the previous rental agreement as of January 2025 and entered into a new twelve month agreement on the same day. It requires minimum monthly payments of $237,524. Payments made to the related party totaled $2,712,760 during the twelve months ended September 30, 2025. The expenses for this related party are $2,712,760.

In 2023, the Company took over a lease in Scottsdale, Arizona, that is owned by a related party. It requires minimum monthly payments of $65,000. Payments made to the related party totaled $780,000 during the twelve months ended September 30, 2025. The expenses for this related party are $780,000.

In October 2022, the Company entered into a loan agreement for $2,154,101 to increase the required deposits with clearing organizations. The loan carried interest of 1% per day. In December 2022, the Company and the debt holder entered into a debt exchange agreement which resulted in the cancelation of debt and related $1,314,002 accrued interest. In connection with the debt exchange agreement an assignment of 19% of the Company's net income for a term of 30 years was conveyed, beginning on April 2021 with all payments made to reduce the SEC liability. In the event during the first five years from the effective date of this agreement there is an adverse regulatory event the debt shall be reinstated immediately. No income in any one quarter met the covenant stated above.

In April 2022, an escrow was set up to cover the potential refunds of customer account charges in the amount of $2,310,234. The balance of the escrow was adjusted to $802,679 by a decision made on March 25, 2025 from the NAC.

The Company entered into a LOC agreement with an entity whose agreement was executed by the same individual who may also execute agreements on behalf of the Company. As such, the transactions qualifies as a related-party transaction. The principal amount of the LOC is $5,000,000. The annual interest rate is 6% for money not borrowed. For money borrowed the interest rate is calculated at a rate of .02%/day, which would be an annual rate of 72%. The LOC agreement may be terminated by either the lender or borrower giving ten days' notice. The Company borrowed funds in the amount of $1,900,000 As of September 30, 2025 there were no outstanding balances on the loan and interest payable of $28,483, with total interest expense recognized for the period of $53,483.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. As of September 30, 2025, the Company had net capital of $10,616,263 which was $10,366,263 in excess of its required net capital of $250,000.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally one business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Equipment Lease. The Company has entered into an equipment lease in August 2025. The equipment was not installed/made available for use until late October or early November. The lease is for $176,909 with monthly payments of $5,613, and will be recorded on the Company's financial statements in the subsequent periods.

Legal. The Company may, from time to time, be named as a defendant in civil actions or a respondent in regulatory actions. The Company is subject to the regulatory and civil actions discussed below.

On July 25, 2019, FINRA initiated an Enforcement Action in which FINRA alleged that the Company charged excessive fees to customers. (See FINRA No. 2019061232601.) The Company has denied these allegations. The hearing in that matter concluded in September 2021. On March 22, 2022, the Hearing Panel issued a Decision in which the Panel found that the Company converted and misused customer funds and securities, charged customers unreasonable and discriminatory fees, and made an unauthorized capital withdrawal. The sanction order included expulsion and $2,310,234 restitution, as well as a permanent cease-and-desist order ("PCDO) that prohibited the Company from charging certain fees to customers. The Company appealed the decision on April 15, 2022, and on March 25, 2025, the National Adjudicatory Council entered a decision which affirmed in part the decision of the OHO hearing panel, including an order of expulsion. The remaining portions of the OHO decision were reversed, OHO's restitution order was reduced to $802,678, and the PCDO was modified to narrow the fees that the Company is prohibited from charging. The Company filed an application for review of the NAC Decision with the SEC on April 7, 2025. The expulsion ordered by the NAC is not effective until 90 days after the SEC issues a final order on the merits of the appeal. If the expulsion order is affirmed by the SEC, the company would be required to cease operations until it could seek and obtain a stay order from a district court. The impact to the Company's business could be significant and material.

On April 19, 2023, FINRA initiated a related action to the fee case described above based on allegations that Company violated the PCDO. (See FINRA No. 2019061235603.) FINRA seeks expulsion for the alleged violations. Alpine has denied the allegations and the expedited hearing commenced on June 5, 2023. On June 7, 2023, the hearing was stayed by order of the D.C. Circuit Court of Appeals pending resolution of Alpine's claims that FINRA's governance and structure is unconstitutional. On November 22, 2024, the D.C. Circuit Court of Appeals granted Alpine's motion for a preliminary injunction based on the holding that Alpine has demonstrated a likelihood of success on its claim that FINRA's expedited proceeding violated the private nondelegation doctrine. The Court ruled that the FINRA hearing could resume but that no expulsion could become effective until after review. In the event that an expulsion order is ultimately reviewed by the agency. If an expulsion order is affirmed, the Company would be required to cease operations until it could seek and obtain a stay order from the district court. The impact to the Company's business could be significant and material.

During 2014 to 2019, the IRS conducted a lengthy audit of Alpine's tax withholdings for certain foreign accounts for the tax period 2011 and 2012. On August 9, 2019 the IRS issued a tax assessment totaling $1,957,706. In September 2019, Alpine paid the required quarterly payment in the amount of $66,948 to the IRS. Immediately, thereafter, Alpine filed a tax refund request, which the IRS did not take any action on. On November 19, 2021 Alpine filed a complaint for tax refund and to challenge the legality of the assessment in the U.S. District Court of Utah, Central Division, 21-cv-00683. In the government answer, the U.S. made a counterclaim seeking the full assessment amount of $2,396,474 plus interest. On September 23, 2022, Alpine filed a summary judgement motion seeking to dismiss the action. The government has responded and raised a jurisdictional issue. Summary judgment decision remains pending. Based on counsel's assessment of the contingent liability Alpine expects to prevail on its challenge to the IRS assessment and has not made any contingent liability reservation for this matter.

Other legal matters in which Company is involved but not named as a defendant or respondent, are described below.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

In July 2021, the Company filed lawsuits seeking to recover funds based on allegations that a former officer and an accomplice misappropriated approximately $1,300,000 million in funds. The majority of the funds have been remanded to the court and are held and awaiting the resolution of this action. These matters, which are taking place in both civil and FINRA Arbitration forums, are ongoing, and the Company expects to prevail. No accrual has been made.

In 2018, Company also filed suit against its former CEO, Chris Frankel, alleging breaches of confidentiality and trade secret agreements. In May 2021 the jury awarded Alpine $932,000 in unjust enrichment damages. Frankel has filed several posting hearing motions and appeals which are being addressed by the courts. Company expects the jury decision against Frankel will be affirmed. No accrual has been made.

On August 26, 2021, the SEC filed an Order Instituting Proceedings ("OIP") pursuant to Section 15(b) of the Securities Exchange Act of 1934 (SEC Administrative Procedures File. No. 3-20485). The OIP is a follow-on action that stems from the 2017 SEC civil action filed in the Southern District of New York. In the SDNY matter, the court found that Alpine had violated the books and records provisions of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, entitled "Financial recordkeeping and reporting of currency and foreign transactions." Under the OIP, the Commission will consider whether Alpine should be subject to any further sanctions based on that conduct. Discovery and briefing in the OIP matter are underway.

On August 10, 2022, the Securities and Exchange Commission filed an action in federal court in the District of Nevada alleging violations of Section 10(b) and Section 15 based on a subset of the same events in 2019 that were the subject of the above-referenced FINRA proceeding. Both parties have sought summary judgment; the matter is pending before the District Court.

On October 27, 2023, Alpine filed an action in the District Court of Utah challenging the constitutionality of the structure and operations of the Depository Trust Clearing Corp ("DTCC") and National Securities Clearing Corporation "(NSCC"). On November 9, 2023, DTCC issued to Alpine a Notice of Determination to Cease to Act. Alpine requested a Hearing on that Notice and the Hearing commenced on March 18, 2024. The DTCC Hearing Panel consisting of members of its Board issued a decision expelling Alpine from membership. Alpine filed an appeal to the SEC and sought a stay of the DTCC decision which was granted by the SEC and remains in effect. Alpine also sought a preliminary injunction from the District Court which was denied; that issue is now pending before the Tenth Circuit Court of Appeals. Alpine remains in full compliance with the excess net capital requirements that are the subject of that proceeding but if its appeal of the decision to the SEC and thereafter to the court is unsuccessful, the impact to the Company's business could be significant and material.

NOTE 12 - SUBSEQUENT EVENTS

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure through the date which the financial statements were available to be issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.